UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-28034

                           NOTIFICATION OF LATE FILING

      (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                                 |_| Form N-SAR

                         For Period Ended: June 30, 1999

|_| Transition Report on Form 10-K      |_| Transition  Report on Form  10-Q
|_|  Transition Report  on Form  20-F   |_|  Transition  Report on Form N-SAR
                       |_| Transition Report on Form 11-K

                      For the Transition Period Ended: N/A

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

                         PART I. REGISTRANT INFORMATION

             Full name of registrant: CardioTech International, Inc.

                            Former name if applicable
                                       N/A

            Address of principal executive office (Street and number)
                               78-E Olympia Avenue

           City, State and Zip Code: Woburn, Massachusetts 01801-2057

                        PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has recently completed the acquisition of Tyndale Plains Hunter, Ltd. ("TPH"), as disclosed in the Registrant's Current Report on Form 8-K dated July 30, 1999. In connection with the filing of the Registrant's quarterly report on Form 10-QSB for the three month period ended June 30, 1999, the Registrant is required to consolidate the balance sheet of TPH as of June 30, 1999. Given the proximity of the time between the closing of this acquisition and the filing date of its quarterly report, the Registrant's accounting department requires additional time to accumulate and review the TPH financial information to complete the consolidation process and cannot, without unreasonable effort and expense, file its Form 10-QSB on or prior to the prescribed filing date of August 16, 1999. The Registrant expects to obtain all required data within the next several days and as a result expects to file the Form 10-QSB within five days after the filing deadline.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                      Pam McCarthy      781           933-4772

                        (Name)      (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting a net loss of approximately $994,000 for the three months ended June 30, 1999, as compared to a net loss of $429,000 for the corresponding prior year period. The increase in net loss is primarily a result of increases in the Registrant's research and development efforts in performing clinical trials and sales and marketing costs associated with the planned introduction of the Registrant's vascular access graft product in the European marketplace. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-QSB to be filed.

                         CardioTech International, Inc.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                 Date: August 14, 1999  By: /s/  Michael Szycher
                                            ------------------------------
                                                 Michael Szycher
                                                 Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.